UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
01 March 2017
Commission File No. 001-32846
____________________________
 CRH public limited company
(Translation of registrant's name into English)
____________________________
Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X Form 40-F___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

2016 Full Year Results

Key Points
●  Continued profit growth
●  Margins and returns ahead in all divisions
●  Strong cash generation; de-leveraging target exceeded and balance sheet restored
●  Dividend increased

Trading Highlights
●  Sales of €27.1 billion, 15% ahead of 2015; up 4% on a proforma1 basis
●  EBITDA up 41% to €3.1 billion, ahead of November guidance; proforma EBITDA up 10%
●  EBITDA margin 11.5% up from 9.4% in 2015
●  Cash inflow of €2.3 billion from operating activities

Strategic Highlights
●  Return on net assets (RONA1) 9.7% up from 7.6% in 2015
●  Delivering value through capital allocation and reallocation at attractive multiples
●  Year-end net debt reduced by €1.3 billion to €5.3 billion; Net debt/EBITDA is 1.7x
●  Full year dividend per share increased by 4% to 65.0c, covered 2.3 times

Year ended 31 December	2016	2015	Reported	Proforma
	€ m	€ m	Change	Change

Sales revenue	27,104	23,635	+15%	+4%
EBITDA	3,130	2,219	+41%	+10%
EBITDA Margin	11.5%	9.4%	+210bps	+60bps

Operating profit (EBIT)	2,027	1,277	+59%

Profit before tax	1,741	1,033	+69%

	€ cent	€ cent
Basic earnings per share	150.2	89.1	+69%
Dividend per share	65.0	62.5	+4%

Albert Manifold, Chief Executive, said today:
"2016 was a year of significant profit growth for CRH, with margins and returns ahead of last year in every division. We benefited from positive momentum in the Americas, and also in Europe, particularly in the Northern and Eastern regions where we operate. The focus on cash management resulted in our year-end debt metrics being ahead of target and below normalised levels. In addition to organic growth, we continue to develop CRH through acquisitions, having completed eight transactions already this year. With our balanced portfolio of businesses, CRH is well positioned to capitalise on the ongoing economic recovery and we see continued growth for the Group in 2017."

Announced Wednesday, 1 March 2017

1See pages 30 to 33 for glossary of alternative performance measures (including proforma and RONA) used throughout this report.

2016 Full Year Results
Overview
The overall trading backdrop in 2016 was positive with momentum in both the Americas and Europe, albeit at different paces, supported by a good performance from our newly established Asia Division. This was augmented by favourable weather patterns across most of our key markets in the Americas at the start of the year. With a relentless focus on performance in all our businesses, coupled with our vertically integrated business model for heavyside materials, our good operational leverage underpinned an improvement in both margins and returns.

Sales of €27.1 billion for the period were 15% ahead of 2015 reflecting the inclusion of full year results from the LH Assets and C.R. Laurence ("CRL") acquisitions which were completed in the third quarter of 2015. On a proforma basis (at constant currency, including full year 2015 trading of the LH Assets and CRL acquisitions and excluding all divested entities and certain one-off items - see pages 28 and 29) sales increased 4% due to the positive backdrop in the Group's major markets. A proforma increase of 5% in the Americas, reflecting favourable early weather with more normalised demand patterns experienced in the second half, was due to the continued positive construction markets supported by low interest rates and increasing employment. Proforma sales in Europe were 4% ahead of 2015 on the back of continued recovery in some key markets. The Asia Division reflects results from the Philippines operations acquired in the second half of 2015 as part of the LH Assets, together with CRH Asia's divisional costs. In the Philippines, proforma sales increased 1% as construction demand continued to be supported by good economic growth, strong domestic consumption and low inflation. For 2016 as a whole, higher sales and good cost control supported improved profits and margins across the Group with proforma EBITDA in the Americas 15% ahead of 2015, Europe up 3% and Asia in line.

Depreciation and amortisation charges in 2016 amounted to €1.08 billion (2015: €898 million). In addition, an impairment charge of €23 million was recognised in 2016 in respect of the carrying value of intangible assets.

Divestments and asset disposals during the year generated total profit on disposals of  €55 million (2015: €101 million) as the ongoing recycling of capital continues to be embedded in the business.

The Group's €42 million share of profits from equity accounted entities was slightly lower than 2015 reflecting the full year impact of 2015 divestments partly offset by improved results in certain markets.

After net finance costs of €383 million (2015: €389 million), the Group reported profit before tax of  €1.74 billion in 2016 (2015: €1,033 million). Earnings per share for the period were 69% higher than last year at 150.2c (2015: 89.1c).

Note 2 on page 17 analyses the key components of 2016 performance.

Dividend
CRH's capital allocation policy reflects the Group's strategy of generating industry leading returns through value-accretive investments while delivering long-term dividend growth for shareholders. For the period 1984 to 2009 the Group maintained a progressive dividend policy delivering dividend growth in each of these years. The Group maintained the dividend at 62.5c per share for each of the subsequent six years.

An interim 2016 dividend of 18.8c (2015: 18.5c) per share was paid in November 2016. The Board is recommending a final dividend of 46.2c per share (2015: 44.0c). This would give a total dividend of 65.0c for the year, an increase of 4% over last year (2015: 62.5c). The earnings per share for the year were 150.2c representing a cover of 2.3 times the proposed dividend for the year.

It is proposed to pay the final dividend on 5 May 2017 to shareholders registered at the close of business on 10 March 2017. A scrip dividend alternative will be offered to shareholders.

While the Board continues to believe that a progressive dividend policy is appropriate for the Group, our target is to build dividend cover to 3 times over the medium-term, and accordingly any dividend increases in coming years will lag increases in earnings per share.

Major Acquisition Synergies
On announcing the two major acquisitions in 2015, the Group outlined detailed multi-year synergy targets for both. For the LH Assets the original target was €90 million over three years, this estimate was subsequently raised in March 2016 to €120 million, while the target for CRL was US$40 million over two years. Due to the acceleration of initiatives, total synergies achieved in 2016 amounted to €89 million, with €71 million attributable to the LH Assets, while a further €18 million was achieved from the integration of CRL with our existing Oldcastle BuildingEnvelope® business. The Group remains committed to maximising the synergies from the two acquisitions and expects to exceed the targets for both.

Finance
Total net finance costs of €383 million were broadly similar to last year (2015: €389 million) as the cost of the higher average debt during this year was offset by the non-recurrence in 2016 of a one-off charge of €38 million in 2015 for the early redemption of a portion of US dollar bonds. Finance costs included discount unwinding and pension-related financial expenses of €66 million (2015: €56 million). Excluding these non-cash expenses and the one-off charge in 2015, net debt-related interest amounted to €317 million (2015: €295 million).

The tax charge of €471 million for the year (2015: €304 million) equated to an effective tax rate (tax charge as a % of pre-tax profit) of 27.1%, compared with 29.4% in 2015. The 2015 effective tax rate was influenced by one-off charges related to the LH Assets transaction that were substantially non tax deductible; excluding these, the underlying effective tax rate for 2015 was 25.8%.
Reflecting our relentless focus on cash management, the Group generated net cash flow from operating activities of €2.3 billion for the year (2015: €2.2 billion). Year-end net debt of €5.3 billion was below the guidance provided in November and was €1.3 billion lower than year-end 2015, benefiting from the strong inflows from operations, disciplined capital expenditure and the use of disposal proceeds to fund acquisition spend. Net debt to EBITDA was 1.7x (2015: 3.0x) and, based on net debt-related interest costs, EBITDA net interest cover for 2016 was 9.9x (2015: 7.5x).

The Group successfully completed one eurobond issue in 2016, raising €600 million in October through the issue of a 12-year bond with a coupon of 1.375%, our longest tenor in the Eurobond market and an historical low rate for the Group. Proceeds from the bond were partly used to repay the remaining bank term loan financing put in place to fund the purchase of the LH Assets. The bond issue reflects CRH's commitment to prudent management of our debt and the timing of the related maturities and also to maintaining an investment grade credit rating.

The Group ended 2016 with total liquidity of €5.5 billion comprising almost €2.5 billion of cash and cash equivalents on hand and €3.0 billion of undrawn committed facilities, €2.7 billion of which do not mature until 2021. At year-end the cash balances were enough to meet all maturing debt obligations for the next 4.3 years and the weighted average maturity of the remaining term debt was 10.1 years.

Capital Efficiency
During 2016, the Group completed 21 bolt-on acquisitions and three investment transactions for a total spend of €213 million (including deferred and contingent consideration in respect of prior year acquisitions). On the divestment front, the Group completed 13 transactions and realised total business and asset disposal proceeds of €283 million.

2016 Acquisitions
In Europe, eight acquisitions and two investments with a total spend of c.€43 million were completed. Our Heavyside business acquired 11 readymixed concrete plants in the United Kingdom (UK), three quarries in Ireland, an aggregates terminal in Belgium and entered into a sand & gravel joint venture in France, adding reserves of 11 million tonnes. Further investments were also made to buy-out a minority position in Spain and add to an existing joint venture in Ireland. Our Lightside Division completed two acquisitions in the UK: a supplier of composite products, which is highly complementary to our Network Access Products business, and a strategic bolt-on to our UK shutters business. The Distribution Division acquired a small builders merchant in Austria.

In the Americas, c.€170 million was spent on 13 acquisitions and one investment. Our Materials Division completed eight bolt-on acquisitions and one investment in 2016. The principal acquisition was of a significant aggregates and asphalt operation in Utah. Seven further bolt-on acquisitions in New Mexico, New Jersey, Michigan, Ohio, Washington and Canada were completed. In total 93 million tonnes of permitted reserves were added during the year. The Products Division completed five acquisitions, the largest of which was of a Canadian exterior surfaces company which is a strong addition to the core hardscape business of our Architectural Products Group (APG). Three precast bolt-on operations were acquired in Colorado, Louisiana and California. Finally, a glass hardware company was added in Perth, Australia, which will significantly enhance our CRL operations in Western Australia.

2016 Divestments and disposals
Business divestments during the year generated net proceeds of €123 million. In Europe, our Distribution Division disposed of a roofing products company in the Netherlands while the Heavyside business divested a precast concrete operation in Poland, a small aggregates business in Switzerland and a roof tile operation in Romania. Two small joint venture holdings in France and Germany were also divested. The Americas Materials Division disposed of select aggregates and asphalt operations in Missouri, a small waterproofing business in Michigan and a readymixed concrete operation in Iowa/Minnesota. Certain aggregates assets in Oregon/Montana were also disposed in a cash neutral swap. Finally, our Americas Products Division disposed of a pavement products operation in North Carolina, certain precast operations in Canada and the assets of a burial vaults business. In addition to these business divestments, the Group realised proceeds of €160 million from the disposal of surplus property, plant and equipment.

Outlook
In 2017, we see continued positive momentum in the United States (US) construction sector. We expect that residential construction, which has still not returned to long-term average levels, will advance, while non-residential activity will also improve. For US infrastructure, we anticipate that the funding stability provided by the FAST Act (which authorises moderate year-on-year increases in federal funding for highways), together with expected increases in state spending on transportation improvements, will result in a positive trend for volumes, particularly in the second half of the year. Overall we expect our Americas business to advance further in 2017.

In Europe, we anticipate that most countries will continue to experience the modest impact of early-stage economic recovery. While the UK's vote to leave the European Union, together with the forthcoming elections in a number of countries, has created a level of uncertainty for the medium-term, we expect progress to continue in 2017.

In Asia, we expect further improvement in economic and construction activity in the Philippines in 2017.

We expect the generally positive economic backdrop to continue this year. With our balanced portfolio, CRH is well positioned to capitalise on this improved market environment and we see continued growth for the Group in 2017.

Europe Heavyside

		Analysis of change
€ million	2015	Exchange	Acquisitions	Divestments	LH Costs	Organic	2016	% change
Sales revenue	5,256	-228	+2,129	-111	-	+350	7,396	+41%
EBITDA	460	-21	+299	-11	+89	-2	814	+77%
Operating profit	135	-8	+183	-7	+89	+5	397	+194%
EBITDA/sales	8.8%						11.0%
Operating profit/sales	2.6%						5.4%
LH integration costs of €32 million were incurred in 2016 (2015: €121 million)

Trends remained mixed across our major European markets in 2016 with more challenging conditions in our businesses in Switzerland and Poland contrasted by evident market recovery in Ireland, Ukraine, Finland and the Netherlands. Sales and operating profit were well ahead of 2015, reflecting stable results in our heritage businesses and a full year's trading and synergy benefits of 2015 acquisitions. Organic profit in the heritage businesses was assisted by volume improvements and by ongoing cost saving and efficiency measures which largely offset the impact of a challenging pricing environment in some of our key markets. The segment was organised into six primarily geographical regions at the beginning of 2016, and the commentary below reflects this new organisation.

Tarmac (UK)
With a full year of trading included in the results, volumes in our aggregates and readymixed concrete business lines in the UK grew in 2016 against a stable construction backdrop. Price increases were achieved in all products except asphalt where the impact of lower prices was compensated by lower input (bitumen) costs. Despite recent uncertainty surrounding the UK construction market in light of the decision of the electorate in June to exit the European Union, 2016 was a year of progress for Tarmac.

UK Cement & Lime, Ireland and Spain
Despite an overall backdrop of modest growth in the cement market, the UK Cement & Lime operations delivered strong volumes and prices in all product categories. Together with the Irish and Spanish cement businesses, the focus on network optimisation resulted in the achievement of synergies in 2016. In Ireland, while cement volumes grew strongly (18%), domestic pricing in particular remained under pressure due to overcapacity in the market. With the benefit of improved cement pricing on exports to the UK, stronger overall volumes and improved domestic concrete and aggregates prices, operating profit was ahead of 2015. In Spain, the macro-economic situation remained weak but stable, with some regional recovery. Prices remained under pressure, and despite some improvement in cement and readymixed concrete volumes, operating profit was lower than last year.

France, Benelux and Denmark
Our French cement operations delivered growth in volumes, primarily due to the inclusion of a full year of ownership of the LH Assets, as well as the positive impact of synergies with CRH heritage businesses and a modest recovery in the cement market, although prices remained under pressure due to strong competition and overcapacity. Continued challenging pricing also impacted our precast business in France, although a focus on cost reduction initiatives across the business more than offset the underlying operating profit impact. In the Netherlands, strong recovery of the residential market and an increase in centrally funded infrastructure projects delivered higher volumes in our readymixed and structural concrete operations. Readymixed concrete prices remained under continued pressure. There was some improvement in volumes and prices in Belgium. In Denmark, with the benefit of a strong non-residential market and a year of growth in new residential construction, both volumes and prices in our structural business improved. Sales and operating profit were well ahead of 2015.

Switzerland and Germany
Stable economic and construction output combined with an early start to the season in Switzerland led to growth in readymixed concrete volumes. However, cement prices declined against a backdrop of continued pricing pressure arising from imports, and sales and operating profit were below 2015. Strong cement volumes in our German operations reflected a full year of ownership of the LH Assets and growth in construction output, boosted mainly by new build multi-family housing. However, pricing remained under pressure in both our cement and concrete landscaping products businesses.

North East
In Poland, weaker than expected activity adversely affected pricing in our cement, readymixed concrete and paving products. Both sales and operating profit were behind prior year due to the significant decline in cement volumes year-on-year. In Finland construction activity recovered strongly in 2016, and all our product categories reported growth in volumes; pricing remained under pressure due to overcapacity in readymixed concrete and increased cement imports. With the benefit of continued cost and efficiency initiatives, overall operating profit was ahead of 2015. Despite the ongoing political conflict, construction activity in Ukraine increased year-on-year and our operations delivered strong trading, and operating profit was ahead of 2015. Cement volumes were up 11%, with prices also increasing during the year. Inflation stabilised somewhat, positively impacting costs and operating profit.

South East
After a promising start, 2016 was a mixed year in Romania, and mid-year construction activity slowed as a result of lower government spending and unfavourable weather conditions. Continued strong growth in volumes and prices was delivered by our cement operations in Serbia due to ongoing large motorway projects in the south of the country. Similar to 2015, overcapacity and import pressure remained a threat in the region. Although both Hungary and Slovakia experienced a drop in infrastructure spend, growth was solid in the residential market, with improved cement volumes and prices.

Europe Lightside

		Analysis of change
€ million	2015	Exchange	Acquisitions	Divestments	Organic	2016	% change
Sales revenue	961	-28	+30	-50	+28	941	-2%
EBITDA	100	-4	+2	-3	+9	104	+4%
Operating profit	75	-4	+2	-1	+9	81	+8%
EBITDA/sales	10.4%					11.1%
Operating profit/sales	7.8%					8.6%

Although reported sales declined 2% driven by exchange and divestments, 2016 was a year of good underlying sales growth for Europe Lightside due to strong performances in key markets combined with some favourable weather patterns in the first-half of the year. Our UK-based businesses continued to benefit from strong activity levels, with a robust residential construction sector in particular. In the Netherlands and France, recovery in construction activity was evident. Swiss market circumstances were challenging, while Germany and Belgium were ahead. Operating profit increased through a combination of growing demand, continuous product innovation, delivery on cost optimisation initiatives and margin expansion activities.

Construction Accessories
Like-for-like sales in the Construction Accessories platform grew by 5%, mainly resulting from a combination of continued innovation in key product lines and strong demand in some of our main markets, such as the UK and Germany. While competitive pressure in Switzerland intensified, activity levels in our other European markets and Australia picked up, resulting in strong organic growth across the platform. Our Southeast Asia business recorded a solid performance despite challenging trading conditions. Overall operating profit progressed well, reflecting a combination of organic sales growth and the positive impact arising from internal efficiency improvement initiatives undertaken during the year.

Shutters & Awnings
The Shutters & Awnings business recorded flat like-for-like sales in 2016. The German Awnings business saw an increase in sales through a combination of benign weather patterns and the introduction of a number of new products to the market. The German Shutters business delivered a solid performance in relatively flat markets, increasing profitability as a result of the impact of continued performance optimisation measures. The UK business reported a stable organic performance, which was further aided by a complementary acquisition. Despite a decline in like-for-like sales, the Netherlands showed solid profit performance as margins increased in a competitive environment.

Perimeter Protection & Network Access Products
The permanent Perimeter Protection business saw a decline in sales, but still showed improvement in performance and continued progress following the restructuring of both its German and UK businesses. Our mobile fencing operation benefited from good demand particularly in its export business with a resultant increase in sales and profitability. Network Access Products, with operations in the UK, Ireland and Australia and a broad export base, recorded an increase in both organic sales and operating profit through positive demand trends in the UK market in particular. Results were also supported by a positive contribution from its newly acquired UK-based business.

Europe Distribution

		Analysis of change
€ million	2015	Exchange	Divestments	Swiss Fine	Organic	2016	% change
Sales revenue	4,158	-24	-53	-	-15	4,066	-2%
EBITDA	171	-1	-2	+32	+6	206	+20%
Operating profit	94	-1	-1	+32	+6	130	+38%
EBITDA/sales	4.1%					5.1%
Operating profit/sales	2.3%					3.2%

Europe Distribution was impacted in 2016 by mixed market circumstances in its main geographies, resulting in slightly reduced sales. However, performance improvement initiatives, strong cost control across the Division and the non-recurrence in 2016 of a one-off provision of €32 million in 2015 for a Swiss Competition Commission fine led to an increase in overall profitability. The Netherlands continued to show positive momentum in the new build residential market, while Belgium improved and Germany remained generally stable compared to 2015. The Swiss business faced a challenging market backdrop, with competitive pressures and the impact of new laws on second homes.

General Builders Merchants
Overall, like-for-like sales for our General Builders Merchants business declined in 2016 but operating profit remained stable. Challenging market circumstances in the Swiss business, where margin improvements and strong cost control could not fully compensate for lower sales levels, resulted in a decline in profitability. Trading in the Netherlands was strong as a result of increasing overall demand and delivery on performance improvement projects. Sales at our German business were stable in line with market circumstances. Despite a recovering trend in the new residential market, performance in the French business was impacted by unfavourable weather patterns (including flooding) in the Paris area and a competitive market which resulted in a decline in sales and profitability compared to 2015. In Austria, improvements in pricing and product mix, as well as the closure of some branches led to improved results.

DIY (Do-It-Yourself)
Our DIY business operates in the Netherlands, Germany and Belgium. Strong competitive pressures resulted in lower sales, but overall operating profit improved. In the Netherlands, DIY is more exposed to the late-cycle RMI market, therefore it did not benefit from an improving new residential market to the same extent as the builders merchants business. Although consumer confidence has improved, competition has also increased, in part due to new entrants. Despite lower sales levels, operating profit increased due to a range of performance improvement measures. The Belgian business suffered from reduced consumer confidence in 2016, leading to lower sales and operating profit. The German DIY business experienced flat sales and profitability, which was in line with market developments.

Sanitary, Heating and Plumbing (SHAP)
Sales for our SHAP business were flat compared to 2015, with good progress in Belgium and Germany offset by the challenging market backdrop in Switzerland. Significant cost reductions were realised in Switzerland, which partially compensated for the lower sales. Operating profit in the German and Belgian businesses improved, benefiting from higher sales levels in addition to operational improvements and procurement initiatives.

Americas Materials

		Analysis of change
€ million	2015	Exchange	Acquisitions	Divestments	LH Costs	Organic	2016	% change
Sales revenue	7,018	-4	+715	-78	-	-53	7,598	+8%
EBITDA	955	-	+72	-7	+50	+134	1,204	+26%
Operating profit	620	-	+23	-3	+50	+128	818	+32%
EBITDA/sales	13.6%						15.8%
Operating profit/sales	8.8%						10.8%
LH integration costs of €7 million were incurred in 2016 (2015: €57 million)

With continuing volume improvement, operational efficiencies and reduced energy costs, Americas Materials had another year of good profit growth in 2016 and delivered a strong organic operating profit. Residential and non-residential demand continued to improve, while publicly funded infrastructure activity remained stable resulting in an overall improvement in trading conditions in the US. Organic sales were down 1% but like-for-like operating profit increased 21%, with positive real price improvements experienced across all products. 2016 also represented the first full year of results from the LH Assets acquired during 2015, which saw mixed regional results from Canada alongside more challenging market conditions in Brazil.

Total volumes, including acquisition effects, increased 9% for aggregates, 3% for asphalt and 22% for readymixed concrete. This volume growth, together with a 3% average price increase in aggregates, a 4% average price increase in readymixed concrete in the US and efficient cost control resulted in margin improvements in the year. Despite price declines of 8% in asphalt, strong leverage on increased volumes and the beneficial impact of lower energy prices contributed to margin expansion. Construction sales increased 6%, driven by the Canadian business as bidding continued to be competitive in the US despite limited increased infrastructure spending across some states. Good cost control enabled margin expansion. Demand in our North American cement markets increased as declines in Western Canada were more than offset by increases in Quebec and the US market. Average prices were steady despite strong external downward pricing pressures in the Canadian regions.

While the main focus during 2016 was on successfully integrating our Canadian and Brazilian acquired assets, eight bolt-on acquisitions and one investment were also completed in 2016 at a total cost of €112 million. The principal acquisition was of a significant aggregates and asphalt operation in Utah which added three asphalt plants, one readymixed concrete plant and lease rights to 16 aggregates sites. In total 93 million tonnes of permitted reserves were added during the year. Business and asset disposals in 2016 generated proceeds of €107 million, continuing the optimisation of our strategic footprint.

United States
Like-for-like aggregates volumes rose 4% from 2015 while average prices increased by 3%. Asphalt volumes increased 1% on a like-for-like basis while input cost decreases more than offset like-for-like price declines of 8% compared to 2015. US readymixed concrete volumes increased 4% compared with 2015 and average prices increased 4%. Like-for-like sales in our paving and construction services business decreased 3%, but this was offset by overall margin expansion of 140 basis points in 2016. Performance was positively impacted by the lower energy cost environment experienced throughout the year.

Operations in the US were reorganised at the beginning of  2016 into four divisions; North, South, Central and West. The North division comprises operations in 13 states, the most important of which are Ohio, New York, New Jersey and Michigan. Overall the division's sales were down from 2015; however, with the benefit of operating efficiencies, strong cost controls and lower energy costs, operating profit in the North division improved significantly during 2016. The South division comprises operations in 11 states, with key operations in Florida, North Carolina and West Virginia. Heritage sales in the South division were 1% ahead during 2016, despite record flooding in West Virginia and Kentucky, and the impact of hurricane Matthew. Operating profit was also well ahead in the division with increased volumes contributing to margin growth. The Central division has operations in nine states, with the key states being Texas, Kansas and Arkansas. With resilient market growth in Texas in both the public and private sectors, the Central division delivered a heritage sales increase of 8% along with strong margin improvement. Like-for-like volumes in the division were ahead of 2015, with Texas in particular showing strong growth. The West division has operations in ten states, the most important of which are Utah, Idaho, Washington and Colorado. With strong operating and overhead cost management across each product line, the division reported heritage sales 2% ahead of 2015 along with margin and operating profit increases.

Canada
Sales and operating profit were ahead of 2015 with the impact of a full year of ownership of the LH Assets in 2016 augmented by a series of major projects including the Highway 407 extension in Ontario and the Turcot Highway Interchange in Montreal as well as strong backlogs. There were mixed results across different product lines and regions, with improvements in our core markets of Ontario and Quebec partially offset by margin pressures and weaker demand in our Western Canada businesses.

Brazil
The construction market weakened in 2016 as a result of deteriorating macroeconomic and political conditions, with overall cement consumption down 12% in the Southeast region and selling prices under continued pressure in a very competitive environment.

Americas Products

		Analysis of change
€ million	2015	Exchange	Acquisitions	Divestments	Organic	2016	% change
Sales revenue	3,862	-48	+390	-214	+290	4,280	+11%
EBITDA	391	-3	+80	-6	+81	543	+39%
Operating profit	249	+2	+58	-1	+103	411	+65%
EBITDA/sales	10.1%					12.7%
Operating profit/sales	6.4%					9.6%

Our Products business in the Americas is mainly located in the US and Canada. 2016 saw good progress especially in the first-half, helped by an ongoing pick-up in US macroeconomic fundamentals, including stronger labour markets and good consumer sentiment, which have strengthened private new residential construction and RMI. There was good growth in the South, East Coast and West Coast markets due to an improving non-residential construction sector. Input cost inflation was more than offset by the effects of improved operational efficiencies, procurement initiatives, favourable product mix and targeted price increases. Benefiting from strong acquisition trading results and synergies from the CRL acquisition, as well as good organic growth across the Division, Americas Products achieved a 65% increase in operating profit and margins improved.

The acquisition of Techniseal, a manufacturer of packaged products for hardscapes installation, added a product capability complementary to APG's core hardscape business. In addition, four other small bolt-on acquisitions were completed and APG divested its non-core Gemseal business, a manufacturer and supplier of pavement maintenance products, along with two other smaller divestments.

Architectural Products (APG)
With the benefit of favourable weather early in 2016, APG showed increased activity in the RMI sector, with continuing improvement from residential and commercial construction. Sales volumes were strong across the US but were more steady in Canada. The favourable selling environment, together with product innovation and commercial initiatives, drove gains across all major product categories and channels resulting in an increase in like-for-like sales compared with 2015. APG focused on both product portfolio management and cost reduction efforts to maximise returns. Overall, APG recorded a strong improvement in operating profit for the year.

BuildingEnvelope® (OBE)
In 2016, non-residential building activity experienced increases in both institutional and commercial markets, though contract square footage decreased slightly. Sales growth was driven by favourable glass pricing and product mix, and enhanced production capabilities in architectural glass. These, coupled with actions to differentiate the business through innovative products and technology, enabled OBE to achieve substantial growth in margins and operating profit.

Integration of the CRL and OBE businesses has been very successful and both CRL and OBE have continued to benefit from significant synergies through an increased common customer base and fixed cost efficiencies. With a full year of ownership, CRL had strong sales and profit growth and has shown an improvement in margins in 2016.

Precast
In 2016, strong sales growth was achieved as specific commercial initiatives continued to deliver, along with improved demand for both private construction and public infrastructure. Operating profit increases were achieved in most markets across all concrete product lines with a particularly strong performance in the West. Overall, like-for-like sales increased, operating profit advanced significantly and backlogs remained strong.

Americas Distribution

		Analysis of change
€ million	2015	Exchange	Organic	2016	% change
Sales revenue	2,229	+5	+81	2,315	+4%
EBITDA	140	-	+10	150	+7%
Operating profit	111	-	+8	119	+7%
EBITDA/sales	6.3%			6.5%
Operating profit/sales	5.0%			5.1%

2016 was another year of solid profit delivery on increased sales for our distribution business trading as Allied. Our Exterior Products and Interior Products divisions each advanced and recorded sales and profit growth. Strong demand in the Florida, Chicago and Atlantic markets, focused growth in our Iowa, Ohio and Michigan markets and storm driven demand in Texas were the drivers of performance in our Exterior Products division. Against a strong performance in 2015, sales in our Northeast markets were marginally behind prior year. The Interior Products division continued to experience volume growth throughout the year. The strongest gains were in Western markets, particularly California and Hawaii where increased demand continued to be driven by robust multi-family construction, offsetting softer Carolinas markets.

In 2016, Allied management remained highly focused on gross margins in a very competitive environment through improved procurement initiatives, both internal and leveraging the resources of the CRH network. We continued to maintain margin discipline and optimised working capital while growing organically. Technology investments made in 2016 included a customer relationship management tool, a transportation management tracking system and a highly functional mobile application for our customers, all of which serve to differentiate Allied in the marketplace. Our regional service area model continues to mature, and our drive towards simplifying our business processes through continuous improvement all add to the potential for greater economies of scale as our business expands.

Although no acquisitions were completed in 2016, the opening of five new locations continued to strengthen our greenfield and service centre strategy. This continued focus allows us to improve in the area of customer service, cost control and more efficiently leveraging existing assets. Sales and product offerings of our Tri-Built private label brand continued to grow in 2016. This, combined with our investments in technology and the ongoing effort and expansion of our service centre network, continue to differentiate Allied in the marketplace.

Exterior Products
Commercial roofing continued to experience modest industry-wide growth while growth in the residential sector was largely due to the high level of hail storm activity experienced in specific markets in the US, particularly in Texas. While most of our residential roofing markets grew in line with the market, concentrated efforts resulted in an improved residential product mix. The Exterior Products division reported solid sales and improved operating profits in 2016.

Interior Products
Performance in this business was strong in most markets with increased demand of core products contributing to higher sales and operating profit. The strong growth of multi-family construction and a shift towards more urbanisation led to particularly strong results in the Southeast and West Coast markets. Focused investments in new locations and operational excellence initiatives helped to achieve solid sales growth and higher operating margins.

Asia

		Analysis of change
€ million	2015	Exchange	Acquisitions	LH Costs	Organic	2016	% change
Sales revenue	151	-6	+360	-	+3	508	+236%
EBITDA	2	-	+93	+13	+1	109	n/m
Operating profit/(loss)	-7	-	+71	+13	-6	71	n/m
EBITDA/sales	1.3%					21.5%
Operating profit/sales	-4.6%					14.0%
n/m not meaningful percentage movements		LH integration costs of €6 million were incurred in 2016 (2015: €19 million)

The Asia Division was formed following the acquisition of the Philippines operations as part of the LH Assets transaction in 2015. The table above includes the results from these operations together with CRH Asia's divisional costs.

In addition to our subsidiary businesses in the Philippines, the Group also has a share of profit after tax from our stakes in Yatai Building Materials in China and My Home Industries Limited (MHIL) in India which are reported within the Group's equity accounted investments as part of profit before tax.

Philippines
The construction market remains strong in the Philippines, with growth in cement demand in 2016 largely due to increased construction activities in the private sector and government infrastructure spending. Despite competitive markets, operating profit was ahead due to higher selling prices and lower variable costs which benefited from a decrease in the price of imported clinker and lower prices of fuel and power.

China and India
Yatai Building Materials continued to be affected by lower volumes and selling prices. Cement prices were down 3% due to lower levels of construction activities and overcapacity in the market.
In 2016, sales at MHIL decreased by 8% due to lower cement prices, increased competition and new capacities in the region. This coupled with lower clinker exports was only partly offset by improved cement volumes, and operating profit was lower in 2016.

Primary Financial Statements and Summarised Notes
Year ended 31 December 2016

Consolidated Income Statement
For the financial year ended 31 December 2016
	2016	2015
	€ m	€ m

Revenue	27,104	23,635
Cost of sales	(18,267)	(16,394)
Gross profit	8,837	7,241
Operating costs	(6,810)	(5,964)
Group operating profit	2,027	1,277
Profit on disposals	55	101
Profit before finance costs	2,082	1,378
Finance costs	(325)	(303)
Finance income	8	8
Other financial expense	(66)	(94)
Share of equity accounted investments' profit	42	44
Profit before tax	1,741	1,033
Income tax expense	(471)	(304)
Group profit for the financial year	1,270	729

Profit attributable to:
Equity holders of the Company	1,243	724
Non-controlling interests	27	5
Group profit for the financial year	1,270	729

Earnings per Ordinary Share
Basic	150.2c	89.1c
Diluted	149.1c	88.7c

Consolidated Statement of Comprehensive Income For the financial year ended 31 December 2016
Group profit for the financial year	1,270	729
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	(82)	661
Gains/(losses) relating to cash flow hedges	14	(2)
	(68)	659
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	(61)	203
Tax on items recognised directly within other comprehensive income	3	(30)
	(58)	173

Total other comprehensive income for the financial year	(126)	832
Total comprehensive income for the financial year	1,144	1,561

Attributable to:
Equity holders of the Company	1,128	1,538
Non-controlling interests	16	23
Total comprehensive income for the financial year	1,144	1,561

Consolidated Balance Sheet
As at 31 December 2016
	2016	2015
	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	12,690	13,062
Intangible assets	7,761	7,820
Investments accounted for using the equity method	1,299	1,317
Other financial assets	26	28
Other receivables	212	149
Derivative financial instruments	53	85
Deferred income tax assets	159	149
Total non-current assets	22,200	22,610

Current assets
Inventories	2,939	2,873
Trade and other receivables	3,979	3,977
Current income tax recoverable	4	5
Derivative financial instruments	23	24
Cash and cash equivalents	2,449	2,518
Total current assets	9,394	9,397

Total assets	31,594	32,007

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	284	281
Preference share capital	1	1
Share premium account	6,237	6,021
Treasury Shares and own shares	(14)	(28)
Other reserves	286	240
Foreign currency translation reserve	629	700
Retained income	6,472	5,800
Capital and reserves attributable to the Company's equity holders	13,895	13,015
Non-controlling interests	548	529
Total equity	14,443	13,544

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	7,515	8,465
Derivative financial instruments	-	5
Deferred income tax liabilities	2,008	2,023
Other payables	461	410
Retirement benefit obligations	591	588
Provisions for liabilities	678	603
Total non-current liabilities	11,253	12,094

Current liabilities
Trade and other payables	4,815	4,761
Current income tax liabilities	394	401
Interest-bearing loans and borrowings	275	756
Derivative financial instruments	32	19
Provisions for liabilities	382	432
Total current liabilities	5,898	6,369
Total liabilities	17,151	18,463

Total equity and liabilities	31,594	32,007

Consolidated Statement of Changes in Equity
For the financial year ended 31 December 2016

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	Interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2016	282	6,021	(28)	240	700	5,800	529	13,544
Group profit for 2016	-	-	-	-	-	1,243	27	1,270
Other comprehensive income	-	-	-	-	(71)	(44)	(11)	(126)
Total comprehensive income	-	-	-	-	(71)	1,199	16	1,144
Issue of share capital (net of expenses)	3	216	-	-	-	-	-	219
Share-based payment expense	-	-	-	46	-	-	-	46
Treasury/own shares reissued	-	-	18	-	-	(18)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(4)	-	-	-	-	(4)
Tax relating to share-based payment expense	-	-	-	-	-	12	-	12
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(519)	(8)	(527)
Non-controlling interest arising on acquisition of subsidiaries	-	-	-	-	-	-	9	9
Transactions involving non-controlling interests	-	-	-	-	-	(2)	2	-
At 31 December 2016	285	6,237	(14)	286	629	6,472	548	14,443

For the financial year ended 31 December 2015

At 1 January 2015	254	4,324	(76)	213	57	5,405	21	10,198
Group profit for 2015	-	-	-	-	-	724	5	729
Other comprehensive income	-	-	-	-	643	171	18	832
Total comprehensive income	-	-	-	-	643	895	23	1,561
Issue of share capital (net of expenses)	28	1,697	-	-	-	-	-	1,725
Share-based payment expense	-	-	-	27	-	-	-	27
Treasury/own shares reissued	-	-	51	-	-	(51)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
Tax relating to share-based payment expense	-	-	-	-	-	5	-	5
Share option exercises	-	-	-	-	-	57	-	57
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(511)	(4)	(515)
Non-controlling interest arising on acquisition of subsidiaries	-	-	-	-	-	-	489	489
At 31 December 2015	282	6,021	(28)	240	700	5,800	529	13,544

Consolidated Statement of Cash Flows
For the financial year ended 31 December 2016
	2016	2015
	€ m	€ m
Cash flows from operating activities
Profit before tax	1,741	1,033
Finance costs (net)	383	389
Share of equity accounted investments' profit after tax	(42)	(44)
Profit on disposals	(55)	(101)
Group operating profit	2,027	1,277
Depreciation charge	1,009	843
Amortisation of intangible assets	71	55
Impairment charge	23	44
Share-based payment expense	46	27
Other (primarily pension payments)	(65)	(47)
Net movement on working capital and provisions	56	585
Cash generated from operations	3,167	2,784
Interest paid (including finance leases)	(346)	(302)
Corporation tax paid	(481)	(235)
Net cash inflow from operating activities	2,340	2,247

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	283	889
Interest received	8	8
Dividends received from equity accounted investments	40	53
Purchase of property, plant and equipment	(853)	(882)
Acquisition of subsidiaries (net of cash acquired)	(149)	(7,296)
Other investments and advances	(7)	(19)
Deferred and contingent acquisition consideration paid	(57)	(59)
Net cash outflow from investing activities	(735)	(7,306)

Cash flows from financing activities
Proceeds from issue of shares (net)	52	1,593
Proceeds from exercise of share options	-	57
Increase in interest-bearing loans, borrowings and finance leases	600	5,633
Net cash flow arising from derivative financial instruments	(5)	47
Premium paid on early debt redemption	-	(38)
Treasury/own shares purchased	(4)	(3)
Repayment of interest-bearing loans, borrowings and finance leases	(2,015)	(2,744)
Dividends paid to equity holders of the Company	(352)	(379)
Dividends paid to non-controlling interests	(8)	(4)
Net cash (outflow)/inflow from financing activities	(1,732)	4,162
Decrease in cash and cash equivalents	(127)	(897)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	2,518	3,295
Translation adjustment	58	120
Decrease in cash and cash equivalents	(127)	(897)
Cash and cash equivalents at 31 December	2,449	2,518

Supplementary Information
Selected Explanatory Notes to the Consolidated Financial Statements

1.   Basis of Preparation and Accounting Policies

Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB).

Certain prior year disclosures have been amended to conform to current year presentation.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The Group has applied those new standards and interpretations that apply from 1 January 2016, including the Annual Improvements 2011-2014 Cycle and amendments to IAS 1 Presentation of Financial Statements. These amendments principally related to clarifications and presentation; and their application did not result in material changes to the Group's Consolidated Financial Statements.

Translation of Foreign Currencies

The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results, cash flows and balance sheets into euro were:

	Average		Year ended 31 December
euro 1 =	2016	2015	2016	2015

Brazilian Real	3.8561	3.7004	3.4305	4.3117
Canadian Dollar	1.4659	1.4186	1.4188	1.5116
Chinese Renminbi	7.3522	6.9733	7.3202	7.0608
Hungarian Forint	311.4379	309.9956	309.8300	315.9800
Indian Rupee	74.3717	71.1956	71.5935	72.0215
Philippine Peso	52.5555	50.5217	52.2680	50.9990
Polish Zloty	4.3632	4.1841	4.4103	4.2639
Pound Sterling	0.8195	0.7258	0.8562	0.7340
Romanian Leu	4.4904	4.4454	4.5390	4.5240
Serbian Dinar	123.1356	120.7168	123.4600	121.5612
Swiss Franc	1.0902	1.0679	1.0739	1.0835
Ukrainian Hryvnia	28.2812	24.3693	28.6043	26.1434
US Dollar	1.1069	1.1095	1.0541	1.0887

1.   Basis of Preparation and Accounting Policies - continued

Operating Segments

During 2016, the Group completed its integration of the businesses acquired from Lafarge S.A. and Holcim Limited in Q3 2015 (the "LH Assets"). In light of this, CRH has revisited its operating segment disclosures to ensure that they continue to reflect the Group's organisational structure and the nature of the financial information reported to and assessed by the Group Chief Executive and Finance Director, who are together determined to fulfil the role of Chief Operating Decision Maker (as defined by IFRS 8 Operating Segments). As a result, a new operating segment for Asia has been identified and activities reported from date of acquisition in Q3 2015 in the LH Assets operating segment have been reallocated within the Europe Heavyside, Americas Materials and new Asia segments.

Comparative segment amounts for 2015 have been restated where necessary to reflect the new format for segmentation. The Group now reports across the following seven operating segments:

●      Europe Heavyside
●      Europe Lightside
●      Europe Distribution
●      Americas Materials
●      Americas Products
●      Americas Distribution
●      Asia

In note 4 beginning on page 18, comparative amounts for full year 2015, and at year-end 2015, have been restated where necessary to reflect the new format of segmentation.

2.   Key Components of 2016 Performance

€ million	Sales revenue	EBITDA	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT	Pre-tax profit

2015	23,635	2,219	1,277	101	(389)	44	1,033
Exchange effects	(333)	(29)	(11)	(7)	3	1	(14)
2015 at 2016 rates	23,302	2,190	1,266	94	(386)	45	1,019
- Incremental impact in 2016 of:
- 2015/2016 acquisitions	3,624	546	337	-	(33)	2	306
- 2015/2016 divestments	(506)	(29)	(13)	(51)	3	(14)	(75)
- LH Assets integration costs (i)	-	152	152	-	-	-	152
- Swiss fine	-	32	32	-	-	-	32
- Early bond redemption	-	-	-	-	38	-	38
- Organic	684	239	253	12	(5)	9	269
2016	27,104	3,130	2,027	55	(383)	42	1,741

% Total change	15%	41%	59%				69%

(i)    LH Assets integration costs of €45 million were incurred in 2016 (2015: €197 million).
3.   Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 47% of full-year 2016 (2015: 40%), while EBITDA for the first six months of 2016 represented 36% of the full-year out-turn (2015: 25%).

4.   Segment Information

	2016		2015
	€ m	%	€ m	%
Revenue
Europe Heavyside	7,396	27.3	5,256	22.3
Europe Lightside	941	3.5	961	4.1
Europe Distribution	4,066	15.0	4,158	17.6
Americas Materials	7,598	28.0	7,018	29.7
Americas Products	4,280	15.8	3,862	16.3
Americas Distribution	2,315	8.5	2,229	9.4
Asia	508	1.9	151	0.6
	27,104	100.0	23,635	100.0
EBITDA
Europe Heavyside	814	26.0	460	20.8
Europe Lightside	104	3.3	100	4.5
Europe Distribution	206	6.6	171	7.7
Americas Materials	1,204	38.5	955	43.0
Americas Products	543	17.3	391	17.6
Americas Distribution	150	4.8	140	6.3
Asia	109	3.5	2	0.1
	3,130	100.0	2,219	100.0
Depreciation, amortisation and impairment
Europe Heavyside	417	37.8	325	34.4
Europe Lightside	23	2.1	25	2.6
Europe Distribution	76	6.9	77	8.2
Americas Materials	386	35.0	335	35.6
Americas Products	132	12.0	142	15.1
Americas Distribution	31	2.8	29	3.1
Asia	38	3.4	9	1.0
	1,103	100.0	942	100.0
Operating profit
Europe Heavyside	397	19.6	135	10.5
Europe Lightside	81	4.0	75	5.9
Europe Distribution	130	6.4	94	7.3
Americas Materials	818	40.3	620	48.6
Americas Products	411	20.3	249	19.5
Americas Distribution	119	5.9	111	8.7
Asia	71	3.5	(7)	(0.5)
	2,027	100.0	1,277	100.0
Profit/(loss) on disposals
Europe Heavyside	24		101
Europe Lightside	1		(23)
Europe Distribution	13		8
Americas Materials	(19)		24
Americas Products	34		(11)
Americas Distribution	2		2
Asia	-		-
55			101

4.   Segment Information - continued

	2016		2015
	€ m		€ m
Reconciliation of Group operating profit to profit before tax:
Group operating profit (analysed on page 18)	2,027		1,277
Profit on disposals	55		101
Profit before finance costs	2,082		1,378
Finance costs less income	(317)		(295)
Other financial expense	(66)		(94)
Share of equity accounted investments' profit	42		44
Profit before tax	1,741		1,033

	2016		2015
	€ m	%	€ m	%
Total assets
Europe Heavyside	8,736	31.7	9,224	33.1
Europe Lightside	731	2.7	767	2.8
Europe Distribution	2,160	7.8	2,238	8.0
Americas Materials	8,970	32.5	8,780	31.5
Americas Products	4,275	15.5	4,146	14.9
Americas Distribution	1,152	4.2	1,095	3.9
Asia	1,557	5.6	1,631	5.8
	27,581	100.0	27,881	100.0
Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	1,299		1,317
Other financial assets	26		28
Derivative financial instruments (current and non-current)	76		109
Income tax assets (current and deferred)	163		154
Cash and cash equivalents	2,449		2,518
Total assets	31,594		32,007

Total liabilities
Europe Heavyside	2,701	39.0	2,773	40.8
Europe Lightside	245	3.5	261	3.8
Europe Distribution	642	9.3	647	9.5
Americas Materials	1,725	24.9	1,582	23.3
Americas Products	998	14.4	952	14.0
Americas Distribution	392	5.7	364	5.4
Asia	224	3.2	215	3.2
	6,927	100.0	6,794	100.0
Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)	7,790		9,221
Derivative financial instruments (current and non-current)	32		24
Income tax liabilities (current and deferred)	2,402		2,424
Total liabilities	17,151		18,463

5.   Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:
	2016	2015
Numerator computations	€ m	€ m
Group profit for the financial year	1,270	729
Profit attributable to non-controlling interests	(27)	(5)
Numerator for basic and diluted earnings per Ordinary Share	1,243	724

	Number of	Number of
Denominator computations	Shares	Shares
Weighted average number of Ordinary Shares (millions) outstanding for the year	827.8	812.3
Effect of dilutive potential Ordinary Shares (share options) (millions)	6.1	3.6
Denominator for diluted earnings per Ordinary Share (millions)	833.9	815.9

Earnings per Ordinary Share	€ cent	€ cent
- basic	150.2	89.1
- diluted	149.1	88.7

6.   Dividends
	2016	2015
Net dividend paid per share (€ cent)	62.8	62.5
Net dividend declared for the year (€ cent)	65.0	62.5
Dividend cover (Earnings per share/Dividend declared per share)	2.3x	1.4x

7.   Net Finance Costs
	2016	2015
	€ m	€ m
Finance costs	325	303
Finance income	(8)	(8)
Other financial expense	66	94
Total net finance costs	383	389

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	319	294
Net (credit)/cost re change in fair value of derivatives and fixed rate debt	(2)	1
Net debt-related interest costs	317	295
Premium paid on early debt redemption	-	38
Net pension-related finance cost	12	17
Charge to unwind discount on provisions/deferred and contingent consideration	54	39
Total net finance costs	383	389

8.    Net Debt

	Fair value	Book value	Fair value	Book value
	2016		2015
Net debt	€ m	€ m	€ m	€ m
Non-current assets
Derivative financial instruments	53	53	85	85
Current assets
Derivative financial instruments	23	23	24	24
Cash and cash equivalents	2,449	2,449	2,518	2,518
Non-current liabilities
Interest-bearing loans and borrowings	(7,961)	(7,515)	(8,737)	(8,465)
Derivative financial instruments	--	-	(5)	(5)
Current liabilities
Interest-bearing loans and borrowings	(275)	(275)	(789)	(756)
Derivative financial instruments	(32)	(32)	(19)	(19)
Group net debt	(5,743)	(5,297)	(6,923)	(6,618)

Gross debt, net of derivatives, matures as follows:
		2016		2015
		€ m		€ m
Within one year		284		751
Between one and two years		615		778
Between two and five years		2,220		2,600
After five years		4,627		5,007
Total		7,746		9,136

Reconciliation of opening to closing net debt:
	2016	2015
	€ m	€ m
At 1 January	(6,618)	(2,492)
Debt in acquired companies	(3)	(175)
Debt in disposed companies	-	20
Increase in interest-bearing loans, borrowings and finance leases	(600)	(5,633)
Net cash flow arising from derivative financial instruments	5	(47)
Repayment of interest-bearing loans, borrowings and finance leases	2,015	2,744
Decrease in cash and cash equivalents	(127)	(897)
Mark-to-market adjustment	21	(1)
Translation adjustment	10	(137)
At 31 December	(5,297)	(6,618)

Market capitalisation
Market capitalisation, calculated as the year-end share price multiplied by the number of Ordinary Shares in issue, is as follows:
	2016	2015
	€ m	€ m
Market capitalisation at year-end	27,442	21,977

8.   Net Debt - continued
Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	2016	2015
	€ m	€ m
Within one year	197	31
Between one and two years	-	220
Between two and five years	2,837	2,837
After five years	-	-
	3,034	3,088

Lender covenants
The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.
The financial covenants are:
(1)     Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times (2015: 4.5 times). As at 31 December 2016, the ratio was 10.1 times (2015: 8.5 times).
(2)     Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €6.2 billion (2015: €5.6 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2016, net worth (as defined in the relevant agreement) was €16.4 billion (2015: €15.6 billion).

Net debt metrics
The net debt metrics based on net debt as shown in note 8, EBITDA as defined on page 30 and net debt-related interest as shown in note 7 are as follows:
		2016	2015
EBITDA net interest cover (times)	-	9.9	7.5
EBIT net interest cover (times)		6.4	4.3

Net debt as a percentage of market capitalisation		19%	30%
Net debt as a percentage of total equity		37%	49%

9.   Share of Equity Accounted Investments' Profit

The Group's share of joint ventures' and associates' profit after tax is equity accounted and is presented as a single line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:

	2016	2015
	€ m	€ m
Group share of:
Revenue	1,249	1,457
EBITDA	137	163
Operating profit	71	81
Profit after tax	42	44

Analysis of Group share of profit after tax:
Share of joint ventures' profit after tax	51	41
Share of associates' (loss)/profit after tax	(9)	3
Share of equity accounted investments' profit after tax	42	44

10.   Acquisitions
The acquisitions completed during the year ended 31 December 2016 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:
Europe Heavyside:
Belgium: Ghent Marine Aggregates Terminal (31 December);
Ireland: Carrigtwohill Quarry (11 March), Fountain Cross and Copestown Quarries (11 November);
Spain: increased stake in Morteros Bizkor to 100% ownership (12 July); and
UK: certain assets of Hope Construction Materials and Breedon Aggregates (1 August).
Europe Lightside:
UK: Alluguard Limited (3 May); MCL Group Industries Limited (3 May).
Europe Distribution:
Austria: Jung & Sohn (15 July).
Americas Materials:
Canada: certain assets of TecMix Ready Mix Inc. (6 July), certain assets of Inter County Concrete Product Inc. (15 December);
Michigan: Winchester/Dykstra Property (22 August);
New Jersey: Meer Property (26 February);
New Mexico: assets of Consolidated Constructors (9 December);
Ohio: Lower Property (22 December);
Utah: selected assets of Nielson Construction (1 February); and
Washington: certain assets of Knife River Corporation (30 December).
Americas Products:
Australia: Neil Bennett Pty, Ltd. (1 February);
California: certain assets of Cell Blocks, Inc (1 December);
Canada: Techniseal Products, Inc. (20 May);
Colorado: selected assets of Colorado Precast Concrete, Inc. (7 March); and
Louisiana: ModX (51%, 12 May).

The following table analyses the 21 acquisitions (2015: 19 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments	Number of acquisitions		Goodwill		Consideration
	2016	2015	2016	2015	2016	2015
			€ m	€ m	€ m	€ m
Europe Heavyside	5	1	2	-	15	5
Europe Lightside	2	2	7	6	22	12
Europe Distribution	1	1	-	-	-	1
Europe	8	4	9	6	37	18

Americas Materials	8	10	10	32	97	80
Americas Products	5	3	7	9	33	65
Americas	13	13	17	41	130	145

LH Assets	-	1	-	2,307	-	6,561
CRL	-	1	-	833	-	1,169

Total Group	21	19	26	3,187	167	7,893
Adjustments to provisional fair values of prior year acquisitions			45	-	8	-
Total			71	3,187	175	7,893

10.   Acquisitions - continued
The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:
	2016	2015
ASSETS	€ m	€ m
Non-current assets
Property, plant and equipment	19	5,413
Intangible assets	14	298
Equity accounted investments	-	24
Other financial assets	-	5
Total non-current assets	33	5,740

Current assets
Inventories	9	621
Trade and other receivables (i)	28	1,533
Cash and cash equivalents	4	494
Total current assets	41	2,648

LIABILITIES
Trade and other payables	(14)	(1,549)
Provisions for liabilities	18	(581)
Retirement benefit obligations	(1)	(87)
Interest-bearing loans and borrowings and finance leases	(3)	(175)
Current income tax liabilities	4	(149)
Deferred income tax liabilities	35	(627)
Total liabilities	39	(3,168)

Total identifiable net assets at fair value	113	5,220
Goodwill arising on acquisition (ii)	71	3,187
Joint ventures becoming subsidiaries	-	(25)
Non-controlling interests*	(9)	(489)
Total consideration	175	7,893

Consideration satisfied by:
Cash payments	153	7,790
Deferred consideration (stated at net present cost)	21	97
Contingent consideration	1	-
Profit on step acquisition	-	6
Total consideration	175	7,893

NET CASH OUTLFOW ARISING ON ACQUISITIONS
Cash consideration	153	7,790
Less: cash and cash equivalents acquired	(4)	(494)
Total outflow in the Consolidated Statement of Cash Flows (iii)	149	7,296

*Non-controlling interests are measured at the proportionate share of net assets in 2016 and fair value in 2015.

Footnotes (i), (ii) and (iii) appear on page 25.

10.   Acquisitions - continued
The acquisition balance sheet presented on the previous page reflects the identifiable net assets acquired in respect of acquisitions completed during 2016, together with adjustments to provisional fair values in respect of acquisitions completed during 2015. The impact of measurement period adjustments on the acquisition balance sheet, including the two most significant acquisitions (LH Assets and CRL) were as follows:

Measurement period adjustments	2016
€m
Total identifiable net assets acquired	(30)
Goodwill arising on acquisition (ii)	45
Non-controlling interests	(7)
Total consideration	8

In accordance with the terms of the acquisition agreements, CRH and LafargeHolcim continue to engage in a process to finalise the post-completion consideration for the acquisition of the LH Assets which completed in Q3 2015. No financial adjustment has been made in this respect in our 2016 Consolidated Financial Statements. The position is under continuous review and financial adjustments will be reflected when there is sufficient evidence to do so.
None of the acquisitions completed during the financial period was considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.
Post-acquisition impact
The post-acquisition sales impact of acquisitions completed during the year amounted to €101 million; the profit impact was not material. The revenue and profit of the Group determined in accordance with IFRS for the year ended 31 December 2016 would not have been materially different than reported on page 12 if the acquisition date for all business combinations completed during the year had been as of the beginning of that year.
Development update
There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically.

Acquisition-related costs
Acquisition-related costs, excluding post-acquisition integration costs, amounting to €2 million (2015: €152 million) have been included in operating costs in the Consolidated Income Statement.

Footnotes to the acquisition balance sheet on page 24
(i)     The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €30 million (2015: €1,588 million). The fair value of these receivables is €28 million (all of which is expected to be recoverable) (2015: €1,533 million).
(ii)    The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €15 million of the goodwill recognised in respect of acquisitions completed in 2016 is expected to be deductible for tax purposes (2015: €254 million).
(iii)   The total cash outflow of €149 million arising on acquisitions (2015: €7,296 million) is reported in the Consolidated Statement of Cash Flows on page 15. In addition the Group made other investments and advances of €7 million during the year (2015: €19 million). These amounts, combined with deferred and contingent consideration of €57 million paid in 2016 in respect of acquisitions in prior years (2015: €59 million) result in total acquisition and investment spend for the year of €213 million (2015: €7,374 million).

11.   Future Purchase Commitments for Property, Plant and Equipment

	2016	2015
	€ m	€ m

Contracted for but not provided in the financial statements	309	311
Authorised by the Directors but not contracted for	467	118

12.   Related Party Transactions

There have been no related party transactions or changes in related party transactions that could have had a material impact on the financial position or performance of the Group during the 2016 and 2015 financial years. Sales to and purchases from associates during the financial year ended 31 December 2016 amounted to €56 million (2015: €48 million) and €401 million (2015: €422 million) respectively. Amounts receivable from and payable to equity accounted investments as at the balance sheet date are not material and are included in trade and other receivables and payables in the Consolidated Balance Sheet.

13.   Swiss Competition Commission Investigation

In 2015, the Swiss Competition Commission imposed fines on the Association of Swiss Wholesalers of the Sanitary Industry and on major Swiss wholesalers including certain Swiss CRH subsidiaries; the fine attributable to these subsidiaries was CHF34 million. While the Group remains of the view that the fine is unjustified and it has appealed to the Swiss Federal Appeals Court, a provision of €32 million (2015: €32 million) is recorded in the Group's Consolidated Balance Sheet.

14.   Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the year.

Financial assumptions

The financial assumptions employed in the valuation of all scheme assets and liabilities for the current and prior year were as follows:

	Eurozone		Switzerland		United States & Canada
	2016	2015	2016	2015	2016	2015
	%	%	%	%	%	%
Rate of increase in:
- salaries	3.41	3.64	1.25	1.75	3.28	3.29
- pensions in payment	1.50	1.75	-	-	-	-
Inflation	1.50	1.75	0.75	0.75	2.00	2.00
Discount rate	1.86	2.61	0.65	0.85	4.01	4.22
Medical cost trend rate	n/a	n/a	n/a	n/a	5.98	6.21

14.   Retirement Benefit Obligations - continued

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):
	Assets		Liabilities		Net liability
	2016	2015	2016	2015	2016	2015
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	2,399	2,046	(2,987)	(2,757)	(588)	(711)
Administration expenses	(4)	(2)	-	-	(4)	(2)
Current service cost	-	-	(61)	(63)	(61)	(63)
Past service costs	-	-	2	1	2	1
Interest income on scheme assets	58	50	-	-	58	50
Interest cost on scheme liabilities	-	-	(70)	(67)	(70)	(67)
Gain on settlements	-	-	-	4	-	4
Arising on acquisition	-	254	(1)	(341)	(1)	(87)
Remeasurement adjustments:
-return on scheme assets excluding interest income	81	5	-	-	81	5
-experience variations	-	-	20	53	20	53
-actuarial (loss)/gain from changes in financial assumptions	-	-	(176)	121	(176)	121
-actuarial gain from changes in demographic assumptions	-	-	14	24	14	24
Employer contributions paid	133	113	-	-	133	113
Contributions paid by plan participants	14	14	(14)	(14)	-	-
Benefit and settlement payments	(130)	(122)	130	122	-	-
Translation adjustment	5	152	(4)	(184)	1	(32)
Divestments	-	(111)	-	114	-	3
At 31 December	2,556	2,399	(3,147)	(2,987)	(591)	(588)
Related deferred income tax asset					119	126
Net retirement benefit obligations					(472)	(462)

15.   Statutory Accounts and Audit Opinion

The financial information presented in this report does not constitute the statutory financial statements for the purposes of Chapter 4 of Part 6 of the Companies Act 2014. Full statutory financial statements for the year ended 31 December 2016 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full statutory financial statements for the year ended 31 December 2015, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

16.   Annual Report and Form 20-F and Annual General Meeting (AGM)

The 2016 Annual Report and Form 20-F is expected to be published on the CRH website, www.crh.com, on 10 March 2017 and posted on 29 March 2017 to those shareholders who have requested a paper copy, together with details of the Scrip Dividend Offer in respect of the final 2016 dividend. A paper copy of the Annual Report and Form 20-F may be obtained at the Company's registered office from 29 March 2017. The Company's AGM is scheduled to be held in the Royal Marine Hotel, Dun Laoghaire, Co. Dublin at 11:00 a.m. on 27 April 2017.

17.   Board Approval

This announcement was approved by the Board of Directors of CRH plc on 28 February 2017.

2015 Proforma Sales and EBITDA
				Exclude
	CRH	LH Assets/CRL	CRH incl.	Divested	One-off	Currency	Proforma
	Reported	Proforma (i)	LH Assets/CRL	entities	items (ii)	Translation (iii)	FY 2015
Sales	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Europe Heavyside	5,256	2,260	7,516	(115)		(407)	6,994
Europe Lightside	961	-	961	(50)		(28)	883
Europe Distribution	4,158	-	4,158	(53)		(24)	4,081
	10,375	2,260	12,635	(218)		(459)	11,958

Americas Materials	7,018	526	7,544	(157)		(23)	7,364
Americas Products	3,862	346	4,208	(272)		(47)	3,889
Americas Distribution	2,229	-	2,229	-		5	2,234
	13,109	872	13,981	(429)		(65)	13,487

Asia	151	371	522	-		(20)	502
	23,635	3,503	27,138	(647)		(544)	25,947

EBITDA	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Europe Heavyside	460	309	769	(11)	121	(51)	828
Europe Lightside	100	-	100	(3)	-	(4)	93
Europe Distribution	171	-	171	(2)	32	(1)	200
	731	309	1,040	(16)	153	(56)	1,121

Americas Materials	955	45	1,000	(9)	57	(2)	1,046
Americas Products	391	81	472	(10)	-	(5)	457
Americas Distribution	140	-	140	-	-	-	140
	1,486	126	1,612	(19)	57	(7)	1,643

Asia	2	98	100	-	19	(4)	115
	2,219	533	2,752	(35)	229	(67)	2,879

(i)     The LH Assets and CRL acquisitions were completed in the third quarter of 2015, and accordingly the reported full year 2015 numbers for CRH included only the results from the post-acquisition period. The adjustment column includes the proforma adjustment to 2015 sales and EBITDA generated by these businesses to provide meaningful comparatives with the consolidated full year 2016 Group numbers.
(ii)    Two significant "one-off" costs were incurred by CRH in 2015: (i) expenses of €197 million associated with the acquisition of the LH Assets, and (ii) a provision of €32 million in respect of a fine imposed on CRH by the Swiss Competition Commission ("ComCo") following an investigation by ComCo into the sanitary (bathroom fixtures and fittings) distribution industry in Switzerland.
(iii)   This column reflects the adjustments required to restate proforma FY 2015 numbers on a constant currency basis at 2016 rates to provide a meaningful comparative with the results for full year 2016.

2016 Proforma Sales and EBITDA

		Exclude
	CRH	Divested	One-off	Proforma	Proforma
	Reported	Entities	Items (i)	FY 2016	FY 2015 (ii)	Proforma
Sales	€ m	€ m	€ m	€ m	€ m	% Change

Europe Heavyside	7,396	(6)		7,390	6,994	6%
Europe Lightside	941	-		941	883	7%
Europe Distribution	4,066	-		4,066	4,081	0%
	12,403	(6)		12,397	11,958	4%

Americas Materials	7,598	(78)		7,520	7,364	2%
Americas Products	4,280	(13)		4,267	3,889	10%
Americas Distribution	2,315	-		2,315	2,234	4%
	14,193	(91)		14,102	13,487	5%

Asia	508	-		508	502	1%
	27,104	(97)		27,007	25,947	4%

EBITDA	€ m	€ m	€ m	€ m	€ m

Europe Heavyside	814	(1)	32	845	828	2%
Europe Lightside	104	-	-	104	93	12%
Europe Distribution	206	-	-	206	200	3%
	1,124	(1)	32	1,155	1,121	3%

Americas Materials	1,204	(5)	7	1,206	1,046	15%
Americas Products	543	(2)	-	541	457	18%
Americas Distribution	150	-	-	150	140	7%
	1,897	(7)	7	1,897	1,643	15%

Asia	109	-	6	115	115	0%
	3,130	(8)	45	3,167	2,879	10%

(i)     The significant "one-off" costs incurred by CRH in 2016 relate to expenses of €45 million associated with the integration of the LH Assets.
(ii)    See detailed reconciliation of 2015 reported information to proforma 2015 on page 28.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APM) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance throughout this document and are measures which are regularly reviewed by CRH management. The APM may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies.

Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

The APM as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Proforma financial information
The proforma financial information on pages 28 and 29 is presented to provide meaningful comparatives for the 2016 results. For this purpose, both 2016 and 2015 figures are adjusted to exclude the results from businesses which have now been divested and also to exclude certain one-off costs.

The information for 2015 has also been adjusted to reflect the following:
●  proforma results attributable to the LH Assets and CRL (both acquired in Q3 2015), and
●  a currency translation adjustment in order to provide comparatives on a constant currency basis with the 2016 figures.

EBITDA
EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of equity accounted investments' profit after tax and is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group's performance with that of other companies.

EBITDA and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker.

Operating profit (EBIT) is defined as earnings before interest, tax, profit on disposals and the Group's share of equity accounted investments' profit after tax.

A reconciliation of Group profit before tax to EBITDA is presented below:

	2016	2015
	€ m	€ m
Group profit for the financial year	1,270	729
Income tax expense	471	304
Profit before tax	1,741	1,033
Share of equity accounted investments' profit	(42)	(44)
Other financial expense	66	94
Finance costs less income	317	295
Profit before finance costs	2,082	1,378
Profit on disposals	(55)	(101)
Group operating profit	2,027	1,277
Depreciation charge	1,009	843
Amortisation of intangibles	71	55
Impairment charge	23	44
EBITDA	3,130	2,219

Glossary of Alternative Performance Measures - continued

RONA

Return on Net Assets is a key internal pre-tax measure of operating performance throughout the CRH Group and can be used by management and investors to measure the relative use of assets between CRH business segments and to compare to other businesses. The metric measures management's ability to generate profits from the net assets required to support that business, focusing on both profit maximisation and the maintenance of an efficient asset base; it encourages effective fixed asset maintenance programmes, good decisions regarding expenditure on property, plant and equipment and the timely disposal of surplus assets, and also supports the effective management of the Group's working capital base.

RONA is calculated by expressing Group operating profit as a percentage of average net assets; net assets comprise total assets by segment less total liabilities by segment as shown in note 4 on page 19 and exclude equity accounted investments and other financial assets, net debt (as defined on page 32) and tax assets and liabilities. The average net assets for the year is the simple average of the opening and closing balance sheet figures.

The calculation of RONA is presented below:

	2016	2015
	€ m	€ m
Group operating profit	2,027	1,277

Current year
Segment assets (i)	27,581	27,881
Segment liabilities (i)	(6,927)	(6,794)
Group segment net assets	20,654	21,087

Prior year (2015 and 2014)
Segment assets (i)	27,881	16,584
Segment liabilities (i)	(6,794)	(4,258)
Group segment net assets	21,087	12,326

Average net assets	20,871	16,707
RONA	9.7%	7.6%

(i) Segment assets and liabilities as disclosed in note 4 on page 19.

Glossary of Alternative Performance Measures - continued

Net debt

Net debt is used by management as it gives a more complete picture of the Group's current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, cash and cash equivalents and current and non-current derivative financial instruments. Net debt/EBITDA is monitored by management and useful to investors in assessing the company's level of indebtedness relative to its profitability and cash-generating capabilities.

It is the ratio of net debt to EBITDA and is calculated below:

	2016	2015
	€ m	€ m
Net Debt
Cash and cash equivalents (i)	2,449	2,518
Interest-bearing loans and borrowings (i)	(7,790)	(9,221)
Derivative financial instruments (net) (i)	44	85
Group net debt	(5,297)	(6,618)
EBITDA	3,130	2,219

	Times	Times
Net debt divided by EBITDA	1.7	3.0

(i) These items appear in note 8 on page 21.

EBITDA Net Interest cover

EBITDA net interest cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA net interest cover is presented to provide investors with a greater understanding of the impact of CRH's debt and financing arrangements and, as discussed in note 8 on page 22, is a metric used in lender covenants.

It is the ratio of EBITDA to net interest and is calculated below:

	2016	2015
	€ m	€ m
Interest
Finance costs (i)	325	303
Finance income (i)	(8)	(8)
Net interest	317	295
EBITDA	3,130	2,219

	Times	Times
EBITDA net interest cover (EBITDA divided by net interest)	9.9	7.5

(i) These items appear on the Consolidated Income Statement on page 12.

The definitions and calculations used in lender covenant agreements include certain specified adjustments to the amounts included in the Consolidated Financial Statements. The ratios as calculated on the basis of the definitions in those covenants are disclosed in note 8.

EBIT net interest cover is the ratio of EBIT to net debt-related interest costs.

Glossary of Alternative Performance Measures - continued

Organic Revenue, Organic Operating Profit and Organic EBITDA

The terms 'like-for-like', 'organic', 'underlying' and 'heritage' are used interchangeably throughout this report.

CRH pursues a strategy of growth through acquisitions and investments, with €213 million spent on acquisitions and investments in 2016 (2015: €7.4 billion). Acquisitions completed in 2015 and 2016 contributed incremental sales revenue of €3,624 million, operating profit of €337 million and EBITDA of €546 million in 2016. Proceeds from divestments and non-current asset disposals amounted to €283 million (net of cash disposed and deferred proceeds) (2015: €0.9 billion). The sales impact of divested activities in 2016 was a negative €506 million and the disposal impact at an operating profit and EBITDA level was a negative €13 million and a negative €29 million respectively.

The euro strengthened versus most major currencies during 2016, particularly the Pound Sterling which weakened from an average 0.7258 in 2015 to 0.8195 in 2016. The effects of these were only partially offset by a small change in the average euro/US Dollar rate, which, despite strengthening towards the end of 2016, averaged 1.1069 for the year and was broadly similar to the prior year (2015: 1.1095). Overall currency movements resulted in an unfavourable net foreign currency translation impact on our results as shown on the table on page 17.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of pre-existing operations each year.

Organic revenue, organic operating profit and organic EBITDA is arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items.

In the Business Performance review on pages 1 to 10, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment's performance in tables contained in the segment discussion commencing on page 4.

Principal Risks And Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure.

Strategic Risks and Uncertainties

Industry cyclicality: The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments' ability to fund infrastructure projects, consumer sentiment and weather conditions. Financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure of the Group to respond on a timely basis and/or adequately to unfavourable events beyond its control may adversely affect financial performance.

Political and economic uncertainty: As an international business, the Group operates in many countries with differing, and in some cases, potentially fast-changing economic, social and political conditions. These conditions, which may be heightened by the uncertainty resulting from the outcome of the referendum in the UK to exit the European Union, could include political unrest, currency disintegration, strikes, civil disturbance and may be triggered or worsened by other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. These factors are of particular relevance in developing/emerging markets. Changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the Group operates, may adversely affect the Group's business, results of operations, financial condition or prospects thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Commodity products and substitution: The Group faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which the Group does not produce or distribute. Against this backdrop, if the Group fails to generate competitive advantage through differentiation and innovation across the value chain (for example, through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

Acquisition activity: Growth through acquisition and active management of the Group's business portfolio are key elements of the Group's strategy with the Group's balanced portfolio growing year on year through bolt-on activity occasionally supplemented by larger and/or step-change transactions. In addition, the Group may be liable for the past acts, omissions or liabilities of companies or businesses it has acquired. The Group may not be able to continue to grow as contemplated in its business plans if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows. If the Group is held liable for the past acts, omissions or liabilities of companies or businesses it has acquired, those liabilities may either be unforeseen or greater than anticipated at the time of the relevant acquisition.

Joint ventures and associates: The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest. The absence of a controlling interest gives rise to increased governance complexity and a need for proactive relationship management, which may restrict the Group's ability to generate adequate returns and to develop and grow these businesses. These limitations could impair the Group's ability to manage joint ventures and associates effectively and/or realise the strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment.

Human resources: Existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to employee/management attrition, difficulties in succession planning and inadequate "bench strength", potentially impeding the continued realisation of the core strategy of performance and growth. In addition, the Group is exposed to various risks associated with collective representation of employees in certain jurisdictions, these risks could include strikes and increased wage demands with possible reputational consequences. In the longer term, failure to manage talent and plan for leadership and succession could impede the realisation of core strategic objectives around performance and growth.

Corporate affairs and communications: As a publicly-listed company, the Group undertakes regular communications with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk. Failure to deliver on performance indications and non-financial commitments communicated to the Group's variety of stakeholders could result in a reduction in share price, reduced earnings and reputational damage.

Sustainability and Corporate Social Responsibility: The Group is subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health & safety management and social performance). Non-adherence to such laws, regulations, standards and best practices may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group's business, results of operations, financial condition and/or prospects.

Information technology and Security/Cyber: The Group is dependent on the employment of advanced information systems and is exposed to risks of failure in the operation of these systems. Further, the Group is exposed to security threats to its digital infrastructure through cyber-crime. Such attacks are by their nature technologically sophisticated and may be difficult to detect and defend in a timely fashion. Should a threat materialise, it might lead to interference with production processes, manipulation of financial data, the theft of private data or misrepresentation of information via digital media. In addition to potential irretrievability or corruption of critical data, the Group could suffer reputational losses, regulatory penalties and incur significant financial costs in remediation.

Laws and regulations: The Group is subject to many local and international laws and regulations, including those relating to competition law, corruption and fraud, across many jurisdictions of operation and is therefore exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international or other regulatory authorities. Potential breaches of local and international laws and regulations in the areas of competition law, corruption and fraud, among others, could result in the imposition of significant fines and/or sanctions for non-compliance, and may inflict reputational damage.

Financial and Reporting Risks and Uncertainties

Financial Instruments (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity): The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A significant portion of the cash generated by the Group from operational activity is currently dedicated to the payment of principal and interest on indebtedness. In addition, the Group has entered into certain financing agreements containing restrictive covenants requiring it to maintain a certain minimum interest coverage ratio and a certain minimum net worth. A downgrade of the Group's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business (or a downgrade in their credit ratings) may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult for the Group either to utilise existing debt capacity or otherwise obtain financing for operations.

Defined benefit pension schemes and related obligations: The Group operates a number of defined benefit pension schemes and schemes with related obligations (for example, termination indemnities and jubilee/long-term service benefits, which are accounted for as defined benefit) in certain of its operating jurisdictions. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. In addition to the contributions required for the ongoing service of participating employees, significant cash contributions may be required to remediate deficits applicable to past service. Further, fluctuations in the accounting surplus/deficit may adversely impact the Group's credit metrics thus harming its ability to raise funds.

Taxation litigation: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. Changes in the tax regimes and related government policies and regulations in the countries in which the Group operates could adversely affect its results and its effective tax rate. The final determination of tax audits or tax disputes may be different from what is reflected in the Group's historical income tax provisions and accruals. If future audits find that additional taxes are due, the Group may be subject to incremental tax liabilities, possibly including interest and penalties, which could have a material adverse effect on cash flows, financial condition and results of operations.

Adequacy of insurance arrangements and related counterparty exposures: The building materials sector is subject to a wide range of operating risks and hazards, not all of which can be covered, adequately or at all, by insurance; these risks and hazards include climatic conditions such as floods and hurricanes/cyclones, seismic activity, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime. In its worldwide insurance programme, the Group provides coverage for its operations at a level believed to be commensurate with the associated risks. In the event of failure of one or more of the Group's counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible. In addition, losses may materialise in respect of uninsured events or may exceed insured amounts.

Foreign currency translation: The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's reporting currency) together with declines in the euro value of net investments which are denominated in a wide basket of currencies other than the euro. Adverse changes in the exchange rates used to translate foreign currencies into euro have impacted and will continue to impact retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

Goodwill impairment: Significant under-performance in any of the Group's major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. A write-down of goodwill could have a substantial impact on the Group's income and equity.

Inspections by Public Company Accounting Oversight Board (PCAOB): Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB. Investors who rely on the audit report prepared by the Group's auditors are deprived of the benefits of PCAOB inspections to assess audit work and quality control procedures.

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2015 Annual Report and on Form 20-F as filed with the US Securities and Exchange Commission.

You should not place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation to update these forward-looking statements other than as required by law.

CRH public limited company
(Registrant)

Date 01 March 2017

 By:___/s/Neil Colgan___
N.Colgan
Company Secretary